

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Gregory S. Roden
Vice President and General Counsel
QRE GP, LLC
5 Houston Center
1401 McKinney Street, Suite 2400
Houston, TX 77010

> **Re: QR Energy, LP**
> **Amendment No. 1 Registration Statement on Form S-1**
> **File No. 333-169664**
> **Filed November 3, 2010**

Dear Mr. Roden:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide updated financial statements and related disclosure in accordance with Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

2.   We note your response to comment 14 from our letter dated October 27, 2010. However, we do not see in your disclosure any revisions clarifying the specific meaning of the phrases cited in our prior comment. Please include disclosure clarifying the meaning of these phrases.

Our relationship with the fund, page 5

3.   We note your revised disclosure in response to prior comment number 18 indicates that the Fund has informed you that it intends to offer you the opportunity to purchase its additional mature onshore producing oil and natural gas assets in future periods at mutually agreeable prices. Please revise your disclosure to add a summary of the process by which a mutually agreeable price will be determined, as you discuss in your response.

Risk Factors, page 29

We May Incur Substantial Additional Debt to Enable Us to Pay Our Quarterly Distributions…, page 41

4.   We note your disclosure that you may be unable to pay the minimum quarterly distribution or the then-current distribution rate without borrowing under your credit facility. In addition, we note from your disclosure on page 25 that you anticipate you will be required to comply with certain Adjusted EBITDA-related metrics under your new credit facility and Adjusted EBITDA is a significant component of your cash available for distribution. Please tell us the Adjusted EBITDA metrics you anticipate under your new credit facility and clarify for us how you considered risk factor disclosure regarding any inability to borrow under your credit facility to pay minimum distributions in light of the Adjusted EBITDA metrics and other debt covenants you anticipate.

Our Cash Distribution Policy and Restrictions on Distributions, page 70

Restrictions and Limitations on Cash Distributions . . ., page 70

5.   We note your response to comment 35 from our letter dated October 27, 2010, and your statement that you do not anticipate making distributions from capital surplus. However, it appears from your disclosure at page 71 that there are situations in which distributions made from operating surplus, as defined, may constitute a return of capital. For example, you note distributions made from the cash basket and working capital borrowings. Please revise to describe the specific circumstances in which distributions of operating surplus will operate as a return of capital. Provide related risk factor disclosure, or explain why this would not present a material risk.

QR Energy, LP – Estimated Adjusted EBITDA, page 80

6.   Your response to prior comment 36 indicates that you revised your disclosure to indicate you have not included any reserves beyond the estimated maintenance capital expenditures and cash interest expense in calculating the estimated cash available for distribution. Please revise your disclosure to clarify how you considered whether the various debt covenants of your new credit facility that you describe on pages 25 and 122 impact your estimated cash available for distribution. In this regard, we note your disclosure on page 92 that cash available for distribution does not include cash required to comply with your debt and other agreements.

Capital Expenditures, page 95

7.   We note your response to comment 38 from our letter dated October 27, 2010. It does not appear that the use of estimated maintenance capital will make it more difficult to increase distributions in all quarters. As you note, this will only apply to distributions in quarters where estimated expenses are higher than actual expenses, while the opposite would be true in quarters where actual expenses are higher than the estimate. Please revise this bullet point to clarify.

Pro Forma Liquidity and Capital Resources, page 121

New Credit Facility, page 122

8.   We note from your disclosure on page 25 that you anticipate you will be required to comply with certain Adjusted EBITDA-related metrics under your new credit facility. However, your discussion here appears to only mention certain leverage and current ratios as well as various other restrictions. Please revise to disclose that you anticipate your new credit facility will be subject to certain Adjusted EBITDA-related metrics and include the specifics of those metrics. In addition, please revise your disclosure on page 25 to include the specific Adjusted EBITDA-metrics to which you anticipate you will be subject.

Executive Compensation, page 174

9.   Please clarify whether prior to December 31, 2012, Messrs. Smith's and Campbell's salaries will be included in, or in addition to, the administrative services fee paid to Quantum Resources Management, which is calculated as 3.5% of Adjusted EBITDA. In that regard, your disclosure at page 174 is not clear with respect to whether there is a difference between the administrative services fee that you will pay your general partner and the administrative services fee your general partner will pay to Quantum Resources Management under the services agreement.

Compensation Discussion and Analysis, page 175

10.   We note your response to comment 46 from our letter dated October 27, 2010, and your disclosure that Quantum Resources Management will have responsibility and authority for compensation related decisions for executive officers that have responsibilities for both you and the Fund. It appears that all of your named executive officers also have responsibilities to the Fund. Therefore, it appears that Quantum Resources Management will set the compensation for each of your named executive officers. Please revise to disclose this fact to the extent applicable. In addition please disclose the applicable compensation policies and practices of Quantum Resources Management, or explain why such disclosure is not appropriate or required.

11.   We note your response to comment 48 from our letter dated October 27, 2010. With respect to the incentive compensation that you plan to award, please disclose whether the performance metrics governing such compensation will be tied in any way to the performance of entities other than QR Energy, LP, such as Quantum Resources Management, the Fund, Quantum Energy Partners, or another affiliate.

Long-Term Incentive Plan, page 176

12.   We note that under Section 4(a) of the QRE GP, LLC long-term incentive plan filed as Exhibit 10.3, the number of units reserved and available for issuance under the plan automatically increases at the beginning of each fiscal year. Please provide related disclosure in this section.

13.   We note your response to comment 50 from our letter dated October 27, 2010, and your statement that your future allocation methodology has not yet been determined. Please disclose this information in your prospectus.

Conflicts of Interest and Fiduciary Duties, page 189

14.   We note your response to comment 51 from our letter dated October 27, 2010. Please disclose in an appropriate location, such as the risk factors section, that your general partner is authorized to invest your funds as investment capital expenditures in other partnerships with which it is or may become affiliated. In the alternative, explain why this does not pose a material risk.

Unaudited Pro Forma Condensed Financial Statements, page F-2

Note 4. Pro Forma Standardized Measure of Discounted Future Net Cash Flows, page F-12

15.   We note your response to prior comment number 61. In lieu of the oil and gas reserve
        disclosures required by ASC 932-235-50-3 through 50-11, please revise to disclose as of
        December 31, 2009 the net quantities of proved oil and gas reserves to be contributed to
        you by your Predecessor at the closing of the offering, consistent with the format provided
        in ASC 932-235-50-4.

Engineering Comments

Risk Factors, page 29

Because We Do Not Control the Development of Certain of the Properties in Which We Own
Interests, but Do Not Operate, Including Our Overriding Oil Royalty Interest in the Jay Field, We
May Not Be Able to Achieve Any Production from These Properties in a Timely Manner, page 44

16.   We note the disclosure of the value based portion of your proved reserves and your proved
        undeveloped reserves that are attributed to non-operated properties. Please amend your
        document to disclose also the unweighted volume figures for the portion of your proved
        reserves and PUD reserves that are attributed to non-operated properties.

Business and Properties, page 140

Internal Quantum Resources Management Person, page 155

17.   In your response 72 to our October 27, 2010 letter, you disclosed the technical
        qualifications of your third party engineer's responsible technical person. Please amend
        your document to disclose the qualifications of your in-house technical person responsible
        for liaison/oversight of the third party's engineering audit.

Notes to Unaudited Pro Forma Condensed Financial Statements, page F-8

Pro Forma Standardized Measure of Discounted Future Net Cash Flows, page F-12

18.   In our prior comment 73, we requested support for your reference to "generally accepted
        engineering and evaluation principles" as well as a compilation of these principles. In part,
        you responded that a compilation was unavailable, but "The estimates in the report of
        Miller and Lents…were prepared using generally accepted principles and methods as
        promulgated by the SPE in the SPE 2007 Standards and as embodied by the petroleum
        engineering textbooks, as well as in accordance with applicable standards promulgated by
        the Commission." You also stated herein "Management believes the reserve estimates

presented herein, prepared in accordance with generally accepted industry methods and evaluation principles as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (SPE Standards) consistently applied, are reasonable. Without a compilation of these principles, reference to them appears inappropriate. Please amend your document to remove reference to these "generally accepted industry methods and evaluation principles" in your document. This applies also to the reference to "accepted petroleum engineering, geoscience and evaluation principles" in your third party reserve audit report.

Appendix C – Miller and Lents Report

19.   In our prior comment 76, we requested, in part, an amended third party reserve audit report that included the benchmark and average adjusted oil, gas, and NGL prices used in the estimation of your proved reserves as well as the completion date of the report. We found only benchmark prices disclosed. Please amend your document to present a third party engineering report with the average adjusted prices used in your proved reserve estimates as well as the completion date of the report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with any questions about engineering comments. Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director

cc: Via Facsimile
        Jeffrey K. Malonson, Esq.
        Vinson & Elkins L.L.P.
        (713) 615-5627